Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Christopher J. Zimmerman, Esq.
(202) 419-8402
czimmerman@stradley.com

January 19, 2024

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Ms. Alison White, Esquire

Re:	Nationwide Variable Insurance Trust
File No. 811-03213

Dear Ms. White:

On behalf of Nationwide Variable Insurance Trust (the “Registrant”) and its series the NVIT J.P. Morgan Mozaic Multi-Asset Fund (the “Fund”), below you will find the Registrant’s responses to the comments conveyed by you on January 2, 2024, with regard to the Preliminary Proxy Statement (the “Proxy Statement”) filed by the Registrant on Schedule 14A.  The Proxy Statement was filed with the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) on December 29, 2023 pursuant to the Investment Company Act of 1940, as amended, and Section 14(a) of the Securities Exchange Act of 1934.

Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into the Registrant’s Definitive Proxy Statement.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Proxy Statement.

U.S. Securities and Exchange Commission

PROXY STATEMENT

1.
Comment: On page 7, the disclosure under the heading “What will happen to my investment if the Proposal is approved?” states, “If you choose to do nothing and the shareholders of the Fund vote to approve the Plan, then as soon as reasonably practicable after the Liquidation Date, Nationwide Life Contract Owners will have the value of their liquidation proceeds (which includes any deductions due to the costs of the liquidation) reinvested in a money market fund sub-account that is available in the Variable Contract.”  If the costs of the liquidation are expected to be significant, please so state.  Either way, consider including an estimate of the costs of liquidation as a percentage of proceeds in the definitive filing.

Response: Registrant has added the following disclosure under “What will happen to my investment if the Proposal is approved?”: “The costs of liquidation are not expected to be significant.”

2.
Comment:  The last sentence on page 11 states, “Regardless of which option a shareholder or Contract Owner chooses, Rule 12b-1 distribution fees will continue to accrue on shares of the Fund in the manner set forth in the Fund’s prospectus until the Liquidation Date.”  Disclose in an appropriate location why the Fund decided the continued charge of 12b-1 fees was appropriate.

Response: Registrant has revised the above referenced statement as follows:

Regardless of which option a shareholder or Contract Owner chooses, Rule 12b-1 distribution fees will continue to accrue on shares of the Fund as the Fund’s underwriter will continue to be engaged in servicing of the Fund’s shares until the Liquidation Date. Rule 12b-1 distribution fees will accrue in the manner set forth in the Fund’s prospectus until the Liquidation Date.

3.	Comment: The proxy card states, “If this Proxy is executed but no instruction is given, the votes entitled to be cast by the undersigned will be cast ‘FOR’ the Proposal.” Please bold this sentence.

Response: Registrant will bold this sentence as requested.

U.S. Securities and Exchange Commission

In connection with the Registrant’s responses to the SEC Staff’s comments on the Proxy Statement, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8402, or Jessica D. Burt at (202) 419-8409, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Christopher J. Zimmerman
Christopher J. Zimmerman, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Jessica D. Burt, Esquire